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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)*

Onyx Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

683399 10 9
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (973) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 2, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  683399 10 9          Page 2 of 3 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
657,737

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
657,737

10  SHARED DISPOSITIVE POWER
-0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
657,737

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


Page 3 of 3 pages


This Amendment No. 1 to the Statement on Schedule 13D dated May 9, 1996 filed by Warner-Lambert Company (the "Purchaser") with respect to shares of Common Stock, par value $0.001 (the "Securities") of Onyx Pharmaceuticals, Inc. (the "Issuer") amends such Statement as follows:

1.  Item 2(d) is hereby restated as follows:

     On November 28, 1995, Warner-Lambert waived indictment and pled guilty in the United States District Court of Maryland to a one count information charging failure in 1991 to file certain reports with the U.S. Food and Drug Administration of drug stability failures on distributed batches of the drug Dilantin (R). Warner-Lambert agreed to pay a fine of $10 million.

2.  Item 3 is amending by adding the following at the end thereof:

    The source of funds used in purchasing the Securities on May 2,
1997 is the working capital of the Purchaser.   The amount of such
funds is $3,333,332.20.

3.  Item 5(a) is restated as follows:

    Pursuant to the Agreement with the Issuer, the Purchaser has purchased an additional 192,941 shares of the Securities. The Purchaser currently owns 657,737 shares of Common Stock of the Issuer, representing approximately 6.7% of such Securities outstanding.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 1, 1997                  /s/Rae Paltiel
                                               Secretary
                                               Warner-Lambert
Company